Exhibit 99.48

NexTech Announces Non-Brokered Private Placement
With Lead Investment By Management

Proceeds For Acquisitions and To Accelerate Aggressive Growth Plans

New York, NY - Toronto, ON – May 23, 2019 – NexTech AR Solutions Corp. (the “Company” or “NexTech”) (OTC: NEXCF) (CSE: NTAR) (FSE:N29) a technology and emerging commercial growth company focused on bringing augmented reality (“AR”) to the masses through its web-enabled AR platform for eCommerce, announced today a non-brokered private placement of 3 million units (“Units”) for gross proceeds of up to C$1.8 million. Officers and directors of the Company intend to subscribe for 400,000 Units with the CEO, Evan Gappelberg, subscribing for a minimum of 250,000 Units. The Company plans to use the net proceeds of the offering to hire additional sales people, pursue M&A opportunities, and for general working capital purposes.

●	The Company currently has 53,749,372 common shares issued and outstanding.

●	The Units will be offered at a price of C$0.60 per Unit.

●	Each Unit is comprised of one common share of the Company (each a “Common Share”) and one half of one share purchase warrant (each, whole warrant a “Warrant”).

●	Each Warrant will entitle its holder to acquire one additional Common Share at a price of C$0.70 per Common Share for a period of 2 years following the closing of the financing, subject to acceleration provisions.

Revenue and Cash Flow Accelerating:

In 2019 alone, NexTech has made three revenue-generating accretive acquisitions; one in January (AR eCommerce), one in February (Hootview), one in April (Infinite Pet) – In addition the company signed an LOI on 5/7/19 which sets the stage for its fourth acquisition in 2019 and, upon closing, would push its AR-enabled eCommerce division to a trailing 12-month run rate of USD $6.5 million in consolidated revenue and $1.5 million in EBITDA. For 2019, the company is projecting to be cash flow positive as it grows its revenue to $9.3 million USD generating $5 million in gross profits and over $2 million in EBITDA just from the AR-enabled eCommerce division with additional upside to revenue from its AR SaaS business which is now starting to sign up customers and scale.

Commenting on the financing, Evan Gappelberg, CEO of NexTech, said “This is a very exciting time for our company as we are both making accretive acquisitions and signing up eCommerce clients to our AR SaaS platform. We see the market for Augmented Reality and its rapid adoption only accelerating as the biggest brands on the planet have gotten behind AR. As the adoption of AR accelerates across all platforms, including iOS and Android, NexTech will be a big winner as it sits right in the middle of this adoption. Only this week on May 20th, 2019 we press released that our client Budweiser is using our ARitize ™ app to celebrate its 25th anniversary of the Budweiser stage in Toronto. Our unique and innovative AR-3D technology offerings are proving to be very attractive to both large and small companies seeking to deploy this incredibly powerful marketing tool. This financing will allow us to accelerate our already-aggressive growth targets.”

The Company is actively looking for additional acquisitions and continuing to develop its new business pipeline, targeting high-growth verticals such as eCommerce, Education & Training, and Live Streaming & Telepresence, with an initial focus on the global retail eCommerce market, projected to reach $4.8 trillion in 2021, according to Statista. Recent research has shown that 40% of online shoppers would be willing to pay more for a product if they could experience it through AR, while 71% of shoppers indicated they would shop at a brand more often if it offered AR experiences.

NexTech has built its AR and AI eCommerce platform as an affordable, scalable, customizable, and most importantly, easy solution to integrate within an existing web interface, making NexTech one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista.

Gartner reports 100 million consumers will shop in augmented reality online and in-store by 2020. NexTech is building out its AR and AI eCommerce offerings, which include using AI to create a guided and knowledgeable curator that can be programmed to be used for eCommerce or for education in the medical device market.

All securities issued in the financing will be subject to a 4-month hold period in Canada and such longer periods as may be required under other applicable securities laws. The financing is subject to customary closing conditions, including approval of the Canadian Securities Exchange.

As mentioned, certain directors, officers and other insiders have committed to participate in the offering. Accordingly, any such participation would be considered a “related party transaction” under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company is relying on the exemptions from the formal valuation requirements and majority of the minority shareholder approval requirements of MI 61-101 contained in Section 5.5(a) and Section 5.7(1)(a) in respect of any such related party transaction on the basis that the fair market value of the transaction does not exceed more than 25% of the Company’s market capitalization.

About NexTech AR Solutions Corp.

NexTech is bringing a next-generation web enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and Wordpress, its technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code, the company’s patent-pending platform offers the most technologically advanced 3D AR/AI technology anywhere. Online retailers can subscribe to NexTech’s state-of-the-art, 3D AR/AI solution for $79/mo. The company has created the AR industry’s first end-to-end affordable, intelligent, frictionless, scalable platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.